November 13, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Barbara Jacobs, Assistant Director Mr. David Orlic

Re:	3PAR Inc. Registration Statement on Form S-1, as amended File No. 333-145437

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 2, 2007 and the date hereof, 13,516 copies of the Preliminary Prospectus dated November 2, 2007 were distributed as follows: 10,603 to 5 prospective underwriters; 2,769 to 2,769 institutional investors; 135 to 2 prospective dealers; 0 to individuals; 9 to 3 rating agencies and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 P.M. E.S.T. on Thursday, November 15, 2007, or as soon thereafter as practicable.

(Signature page follows)

Very truly yours,

GOLDMAN, SACHS & CO.
CREDIT SUISSE SECURITIES (USA) LLC
As Representatives of the several Underwriters

GOLDMAN, SACHS & CO

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Metz
Name: John Metz
Title: Managing Director

cc:	Alastair A. Short, Esq. Ricardo Velez, Esq. 3PAR Inc.

Robert P. Latta, Esq.

Robert F. Kornegay, Esq.

Lance E. Brady, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Christopher L. Kaufman, Esq.

Andrew S. Williamson, Esq.

Joey Neugart, Esq.

Latham & Watkins LLP

(Signature page to request for acceleration of effectiveness)